Via Facsimile and U.S. Mail
Mail Stop 6010
								August 9, 2005

Mr. Frank Gerardi
Chairman and Chief Executive Officer
IGI, Inc.
105 Lincoln Avenue
Buena, NJ 08310

Re:	IGI, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Form 10-Q for Fiscal Quarter Ended March 31, 2005
	File No. 1-08568

Dear Mr. Gerardi:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures, page 18
1. You indicate that your disclosure controls and procedures are generally effective. Please revise your disclosure to clearly indicate whether your disclosure controls and procedures are effective or not. Please take all matters into consideration, including your disclosure of identified material internal control weaknesses, and make a definitive statement about your assessment under Rule 307 of Regulation S-K. If you conclude that your disclosure controls and procedures are ineffective, please state the reasons.

Form 10-Q for the period ended March 31, 2005

Part I. Item 4. Controls and Procedures
2. You state the Company`s Chief Executive Officer and Vice President of Finance believe that disclosure controls and procedures were effective as of the end of the period covered by this report. Based on your lack of disclosure regarding changes in internal control over financial reporting, it appears that the two material weaknesses in internal controls over financial reporting disclosed in your 2004 Form 10-K have not been corrected. If true, tell us how the Company`s Chief Executive Officer and Vice President of Finance concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report. Please revise your disclosure to comply with Rule 308(c) of Regulation S-K if there were changes in internal controls over financial reporting during this quarter.

       As appropriate, please amend your Form 10-K for the year
ended
December 31, 2004 and Form 10-Q for the quarter ended March 31,
2005
and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant


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Mr. Frank Gerardi
IGI, Inc.
August 9, 2005
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